SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
[Rule 13d-101]

(Amendment No. 15)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

TPG SPECIALTY LENDING, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

87265K102
(CUSIP Number)

Michael LaGatta Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

CUSIP No. 87265K102	13D	Page 2 of 13 Pages
1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,716,977 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,716,977 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,716,977 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.1% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) CO

*

This calculation assumes that there are 66,719,061 shares of common stock, par value $0.01 per share (the “Common Stock”), of TPG Specialty Lending, Inc. (the “Issuer”) outstanding, based on information provided by the Issuer.  See Item 5.

CUSIP No. 87265K102	13D	Page 3 of 13 Pages
1	NAMES OF REPORTING PERSONS Tarrant Capital Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 66 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 66 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) CO

*	This calculation assumes that there are 66,719,061 shares of Common Stock of the Issuer outstanding, based on information provided by the Issuer. See Item 5.

CUSIP No. 87265K102	13D	Page 4 of 13 Pages
1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,717,043 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,717,043 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,717,043 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.1% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN

*	This calculation assumes that there are 66,719,061 shares of Common Stock of the Issuer outstanding, based on information provided by the Issuer. See Item 5.

CUSIP No. 87265K102	13D	Page 5 of 13 Pages
1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,717,043 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,717,043 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,717,043 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.1% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN

*	This calculation assumes that there are 66,719,061 shares of Common Stock of the Issuer outstanding, based on information provided by the Issuer. See Item 5.

CUSIP No. 87265K102	13D	Page 6 of 13 Pages
1	NAMES OF REPORTING PERSONS Alan Waxman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,716,977 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,716,977 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,716,977 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.1% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN

*	This calculation assumes that there are 66,719,061 shares of Common Stock of the Issuer outstanding, based on information provided by the Issuer. See Item 5.

This Amendment No. 15 (this “Amendment”) is filed to report that, due to an increase in the number of shares of Common Stock outstanding, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the shares of Common Stock.

This Amendment amends the Schedule 13D filed on June 27, 2011 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on August 2, 2011, Amendment No. 2 filed on December 2, 2011 (“Amendment No. 2”), Amendment No. 3 filed on December 20, 2011, Amendment No. 4 filed on February 3, 2012 (“Amendment No. 4”), Amendment No. 5 filed on February 8, 2012, Amendment No. 6 filed on March 20, 2012, Amendment No. 7 filed on June 20, 2012, Amendment No. 8 filed on September 14, 2012, Amendment No. 9 filed on December 12, 2012, Amendment No. 10 filed on February 6, 2013, Amendment No. 11 filed on September 16, 2013, Amendment No. 12 filed on January 2, 2014, Amendment No. 13 filed on March 13, 2014 (“Amendment No. 13”) and Amendment No. 14 filed on March 27, 2014 (“Amendment No. 14, and as amended by this Amendment, the “Schedule 13D”) by TPG Group Holdings (SBS) Advisors, Inc., Tarrant Capital Advisors, Inc. and Messrs. David Bonderman, James G. Coulter and Alan Waxman with respect to the Common Stock.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed jointly on behalf of TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), Tarrant Capital Advisors, Inc., a Delaware corporation (“Tarrant Capital”), David Bonderman, James G. Coulter and Alan Waxman (each, a “Reporting Person”, and, collectively, the “Reporting Persons”). The business address of Group Advisors, Messrs. Bonderman and Coulter and Tarrant Capital is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.  The business address of Mr. Waxman is c/o Sixth Street Partners, LLC, Suite 3300, 345 California Street, San Francisco, CA 94104.

TSL Advisers, LLC, a Delaware limited liability company (“TSL Advisers”), directly holds 2,716,977 shares of Common Stock of the Issuer (the “TSL Shares”) reported herein. The business and affairs of TSL Advisers are managed by the board of directors of its managing member. The sole members of that board are Messrs. Bonderman, Coulter and Waxman.

Group Advisors is the sole member of TPG Group Holdings (SBS) Advisors LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings II, L.P., a Delaware limited partnership (“Holdings II”), which is the general partner of TPG Holdings II Sub, L.P., a Delaware limited partnership (“Holdings II Sub”), which is a member of TSL Advisers.   Because of the relationship between Holdings II Sub and TSL Advisers, Group Advisors may be deemed to beneficially own the TSL Shares.

Tarrant Capital is the sole stockholder of Tarrant Advisors, Inc., a Texas corporation (“Tarrant Advisors”), which is the former general partner of TSL Equity Partners, L.P., a Delaware limited partnership (“Equity Partners”), which is a member of TSL Advisers.  Tarrant Advisors directly holds 66 shares of Common Stock of the Issuer (the “Tarrant Shares”).

Messrs. Bonderman and Coulter are sole stockholders of each of Group Advisors and Tarrant Capital.  Because of the relationship of Messrs. Bonderman and Coulter to Group Advisors and Tarrant Capital, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the TSL Shares and Tarrant Shares. Each of Messrs. Bonderman and Coulter disclaim beneficial ownership of the TSL Shares and Tarrant Shares except to the extent of his pecuniary interest therein. Because Mr. Waxman is a member of the board of directors of the managing member of TSL Advisers, he may be deemed to beneficially own the TSL Shares. Mr. Waxman disclaims beneficial ownership of the TSL Shares except to the extent of his pecuniary interest therein.

The principal business of Group Advisors is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies. The principal business of Tarrant Capital is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of David Bonderman is President of Group Advisors and Tarrant Capital and officer, director or manager of other affiliated entities.

The present principal occupation of James G. Coulter is Senior Vice President of Group Advisors, Executive Vice President of Tarrant Capital and officer, director or manager of other affiliated entities.

The present principal occupation of Alan Waxman is Managing Partner of Sixth Street Partners, the investment platform through which TSL Advisers is operated; Vice President of the Issuer; and officer, director or manager of other affiliated entities.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Group Advisors is listed on Schedule I hereto.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Tarrant Capital is listed on Schedule II hereto.

Each of Messrs. Bonderman, Coulter and Waxman and the individuals referred to on Schedule I and Schedule II hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D was attached as Exhibit 1 to Amendment No. 14.

During the past five years, none of the Reporting Persons (or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I and Schedule II hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2 and 6 are hereby incorporated herein by reference.

(a)-(b) The following disclosure assumes that there are 66,719,061 shares of Common Stock of the Issuer outstanding, based on information provided by the Issuer.  Pursuant to Rule 13d-3 of the Act, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the TSL Shares and the Tarrant Shares, which constitute approximately 4.1% of the outstanding Common Stock.  Each of Messrs. Bonderman and Coulter disclaim beneficial ownership of the TSL Shares and Tarrant Shares except to the extent of his pecuniary interest therein. Pursuant to Rule 13d-3 of the Act, Mr. Waxman may be deemed to beneficially own the TSL Shares, which constitute approximately 4.1% of the outstanding Common Stock.  Mr. Waxman disclaims beneficial ownership of such shares of Common Stock except to the extent of his pecuniary interest therein.

(c) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Stock within the past 60 days.

(d) Other than the Reporting Persons, no other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)  Due to an increase in the number of shares of Common Stock outstanding, as of March 3, 2016 the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and restated by adding the following:

11.  Authorization and Designation Letter, dated February 14, 2020, by Alan Waxman.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

TPG Group Holdings (SBS) Advisors, Inc.

By:	/s/ Michael LaGatta
Name: Michael LaGatta
Title: Vice President

Tarrant Capital Advisors, Inc.

By:	/s/ Sherri Conn
Name: Sherri Conn
Title: Secretary and Assistant Treasurer

David Bonderman

By:	/s/ Bradford Berenson
Name: Bradford Berenson on behalf of David Bonderman (1)

James G. Coulter

By:	/s/ Bradford Berenson
Name: Bradford Berenson on behalf of James G. Coulter (2)

Alan Waxman

By:	/s/ Joshua Peck
Name: Joshua Peck on behalf of Alan Waxman (3)

(1)

Bradford Berenson is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Bonderman on April 2, 2018 (SEC File No. 005-90172).

(2)

Bradford Berenson is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Coulter on April 2, 2018 (SEC File No. 005-90172).

(3)	Authorization and Designation Letter, dated February 14, 2020, by Alan Waxman.

Schedule I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Name	Title
David Bonderman	President
James G. Coulter	Senior Vice President
Jon Winkelried	Senior Vice President
Ken Murphy	Vice President and Director
Michael LaGatta	Vice President and Director
Joann Harris	Chief Compliance Officer
Steven A. Willmann	Treasurer
Martin Davidson	Chief Accounting Officer

Schedule II

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Name	Title
David Bonderman	President and Director

James G. Coulter	Senior Vice President and Director

John E. Viola	Vice President and Treasurer

Clive D. Bode	Vice President and Assistant Treasurer

Sherri Conn	Secretary and Assistant Treasurer

Joann Harris	Chief Compliance Officer

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1.

Agreement of Joint Filing, as required by Rule 13d-1(k)(1) under the Act, dated as of June 27, 2011, by and among TPG Group Holdings (SBS) Advisors, Inc., Tarrant Capital Advisors, Inc., David Bonderman, James G. Coulter and Alan Waxman (previously filed with the Original Schedule 13D).

2.	Subscription Agreement, dated as of April 15, 2011, between TPG Specialty Lending, Inc. and TSL Advisers, LLC (previously filed with the Original Schedule 13D).

3.	Amendment to the Subscription Agreement, dated as of January 31, 2012, between TPG Specialty Lending, Inc. and TSL Advisers, LLC (previously filed with Amendment No. 4).

4.	Agreement to Tender, dated as of March 13, 2011, between TPG Specialty Lending, Inc. and Tarrant Advisors, Inc. (previously filed with the Original Schedule 13D).

5.	Subscription Agreement, dated as of December 2, 2011 between TPG Specialty Lending, Inc., TSL FOF, L.P. and TSL Advisers, LLC (previously filed with Amendment No. 2).

6.	Purchase Agreement, dated as of March 11, 2014 between TSL Advisers, LLC and Goldman, Sachs & Co. (previously filed with Amendment No. 13).

7.

Form of Private Placement Agreement by and among TPG Specialty Lending, Inc., TSL Advisers, LLC and certain other stockholders of TPG Specialty Lending, Inc. (previously filed with the Commission as Exhibit (d)(3) to Form N-2/A filed by TPG Specialty Lending, Inc. on March 12, 2014).

8.

Form of Underwriting Agreement by and among TPG Specialty Lending, Inc., TSL Advisers, LLC and J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc., Wells Fargo Securities, LLC and Barclays Capital Inc., as representatives of the several underwriters named in Schedule I thereto (previously filed with the Commission as Exhibit (h) to Form N-2/A filed by TPG Specialty Lending, Inc. on March 17, 2014).

9.

Form of Lock-Up Agreement by and among TSL Advisers, LLC and J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc., Wells Fargo Securities, LLC and Barclays Capital Inc., as representatives of the several underwriters named in Schedule I to the Underwriting Agreement (previously filed with the Commission as Exhibit A-2 to Exhibit (h) to Form N-2/A filed by TPG Specialty Lending, Inc. on March 17, 2014).

10.

Form of Lock-Up Agreement by and among TSL FOF, L.P., certain stockholders and the directors and officers of TPG Specialty Lending, Inc. and J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc., Wells Fargo Securities, LLC and Barclays Capital Inc., as representatives of the several underwriters named in Schedule I to the Underwriting Agreement (previously filed with the Commission as Exhibit A-1 to Exhibit (h) to Form N-2/A filed by TPG Specialty Lending, Inc. on March 17, 2014).

11.	Authorization and Designation Letter, dated February 14, 2020, by Alan Waxman.